EXHIBIT (a)(1)(vii)

FOR IMMEDIATE RELEASE	For more information, contact:
Marty Ketelaar, Vice President,
Investor Relations
(515) 362-3693

AmerUs Group Announces Successful Completion of Exchange Offer for Its
Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM)
Due 2032
100 Percent of OCEANS Securities Exchanged

DES MOINES, Iowa (Dec. 15, 2004) — AmerUs Group Co. (NYSE:AMH), a leading producer of life insurance and annuity products, today announced that it had successfully completed its exchange offer by receiving 100 percent of its outstanding Optionally Convertible Equity-Linked Accreting Notes (OCEANsSM) due March 6, 2032, which were exchanged for $185,000,000 aggregate original principal amount of new OCEANs due March 6, 2032.

     The exchange offer expired at 9:00 a.m., New York City time, today, December 15, 2004. AmerUs Group has accepted all tendered OCEANs, and in exchange, will issue a like original principal amount of new OCEANs and pay an exchange fee of $2.50 for each $1,000 original principal amount of OCEANs tendered.

     This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

     AmerUs Group Co. is located in Des Moines, Iowa, and is engaged through its subsidiaries in the business of marketing individual life insurance and annuity products in the United States. Its major subsidiaries include: AmerUs Life Insurance Company, American Investors Life Insurance Company, Inc., Bankers Life Insurance Company of New York and Indianapolis Life Insurance Company.

     As of September 30, 2004, AmerUs Group’s total assets were $22.6 billion and shareholders’ equity totaled $1.6 billion, including accumulated other comprehensive income.